March 5, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: William H. Thompson, Accounting Branch Chief

Office of Consumer Products

Re: China Recycling Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 13, 2018

Responses Dated January 11, 2019 and February 22, 2019

File No. 1-34625

Dear Mr. Thompson:

China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated February 28, 2019 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1.	We reviewed your responses to comment 1. Your response dated January 11, 2019 states that the modified lease is not an operating lease. Your response dated February 22, 2019 states and the proposed revisions assume the modified lease is an operating lease. Referencing authoritative literature, please explain to us in detail why accounting for the modified lease as an operating lease is appropriate.

Response: In our January 11, 2019 response, we stated that we do not believe the modified lease is an operating lease because it still has a bargain purchase option.  It is not a direct financing lease as it has dealer's profit, so, in our opinion, we believe it to be a sales-type lease.

During this comment process, we finally concluded that it is not a sales-type lease. Because the nature of the Company’s business, including this particular transaction with Erdos, is to allow the lessee to use the asset that the Company has invested in and constructed for a specified time period in return for a periodic payment, we believe it to be a lease. Since it is not a sales-type lease, nor a direct financing lease as explained above, our only option is to classify it as an operating lease. As an operating lease, the asset leased is recorded on the lessor’s balance sheet.

Nevertheless, based on the comments received, it seems SEC does not believe it to be an operating lease. Please let us know if it is more appropriate to write off the lease receivable and not record the fixed assets.

Response Dated February 22, 2019

2.	Reference is made to page 2 of proposed Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2016. Please tell us your consideration of classifying the “Impairment loss of net investment receivable” as an operating expense.

Response: For the Results of Operations for the six and three months ended June 30, 2016, in the proposed Amendment No. 1 to Form 10-Q, we did not classify the “impairment loss of net investment receivable” as an operating expense. We classified it as non-operating expense.

3.	Reference is made to page 28 of proposed Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2016. Please explain to us why general and administrative expenses increased $1,195,742 as a result of the restatement.

Response: The general and administrative expenses increased by approximately $1.20 million due to: (i) $418,421 of depreciation expense of fixed assets (the cost of the Erdos systems), (ii) an executory cost for operating the systems of $754,828, which was originally net with net investment in sales-type leases under the sales-type lease, and (iii) sales tax and additions on rental income of $22,493.

There will not be depreciation expense for the systems if we do not treat it as an operating lease.

4.	Reference is made to page 47 of proposed Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2016. Please tell us whether you re-evaluated your conclusion that disclosure controls and procedures were effective as of June 30, 2016 in light of the restatement. If so, please explain the basis for your conclusion. If not, please tell us your consideration of re-evaluating your assessment.

Response: the Company has re-evaluated its disclosure controls and procedures, and our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) concluded that disclosure controls and procedures were effective as of June 30, 2016 even in light of the restatement, because the Company and management at all times were aware there were no minimum lease payments from the supplemental agreement, but believed that, since there was still a bargain purchase option, the modified leases should still be treated as a sales-type lease. The Company understands there are different opinions to the treatment of the modified leases and is working with SEC to reach an agreement on such treatment. However, our CEO and CFO believe the disclosure controls and procedures were effective as of June 30, 2016.

5.	In light of the restatement, please tell us the periodic filings filed subsequent to June 30, 2016 that will be amended to correct the accounting error and when you expect to file the amendments. Please also file the amendment to your June 30, 2016 Form 10-Q.

Response: We will file an amendment to the Form 10-Q for the quarter ended June 30, 2016 as soon as we resolve all comments with the SEC for our proposed amendment and accounting treatments. Shortly after we file the Form 10-Q/A for the period ended on June 30, 2016, we will file amendments to the quarterly report on Form 10-Q for the quarter ended September 30, 2016, and the annual report on Form 10-K for the fiscal year ended December 31, 2016. Per previous phone discussions with the SEC, we will not amend the quarterly filings for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, but only amend the Form 10-K for the year ending December 31, 2017.

We will file amendments for the quarterly filing for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer, P.C.

Very truly yours,

/s/ Guohua Ku
Guohua Ku
Chief Executive Officer China Recycle Energy Corporation